

May 31, 2011

Katsunori Nagayasu
President and Chief Executive Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome,
Chiyoda-ku Tokyo 100-8330
Japan

>   **Re: Mitsubishi UFJ Financial Group, Inc.**
>   **Form 20-F for the year ended March 31, 2010**
>   **Filed August 16, 2010**
>   **Form 6-K**
>   **Filed April 21, 2011**
>   **File No. 000-54189**

Dear Mr. Nagayasu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Risk Factors

"Because a large portion of our assets are located in Japan and our business operations are conducted primarily in Japan, we may incur further losses if economic conditions in Japan worsen", page 9

1.   You have disclosed that your performance is particularly affected by the general economic conditions of Japan. Given that you are headquartered in and conduct a significant amount of business in Japan, please explain to us the exposure that the recent

natural and nuclear events has had on your business and how it has (or will) impact your operations. Additionally, please tell us how your business continuity plans discussed on page 143 performed in the wake of these natural disasters and whether any changes were necessary to your plans as a result.

Item 4. Information on the Company, page 19

B. Business Overview, page 22

United States, page 37

Regulatory Reform Legislation, page 40

2.   We note that you have extensive trading activities, including proprietary trading activities. Based on the disclosures throughout your filing, it is not clear how much of your foreign exchange and other trading revenues were generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues, to the extent material, could provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations. Additionally, to the extent that this revenue stream could be impacted by the Volcker rule, you should also discuss the effects of that potential limitation on your revenue stream.   Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if the effects of the Volcker rule could potentially have a material effect on your operations, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future**.**

C. Organizational Structure, page 41

3.   We note your disclosure on page 42 that you own 50% or less of the ownership interest and 50% or less of the proportion of voting interest in the following subsidiaries, yet these subsidiaries are consolidated into your consolidate financial statements:

- The Master Trust Bank of Japan, Ltd.
- Mitsubishi UFJ Capital Co., Ltd.
- MU Hands-on Capital Co., Ltd.
- BOT Lease Co., Ltd.
- BTMU Participation (Thailand) Co., Ltd.

Please provide us with your accounting analysis for each of these entities supporting that that these entities are appropriately consolidated in your consolidated financial statements.

B. Liquidity and Capital Resources, page 80

Loan Portfolio, page 82

4.   On page 85 you have disclosed that your banking subsidiaries may grant various concessions (modification of loan terms) to troubled borrowers at the borrower's request. To the extent that you have a material amount of loan modifications or restructurings not accounted for as troubled debt restructurings (TDRs), consider disclosing:

- The triggers or factors you review to identify these loans for modification or restructuring;
- The typical length of the restructured terms;
- The success rates of these restructuring programs;
- Quantification of the amounts of loans restructured (by loan type and workout strategy) in each period presented;
- Analysis supporting your conclusion that these restructurings should not be classified as troubled debt restructurings;
- How the loans are classified (performing vs. non-performing), whether they continue to accrue interest, and the number of payments that must be made before they are returned to accrual status;
- Impact of restructurings on past due statistics;
- To the extent the restructuring is a "short-term" modification, the success rates of these types of restructurings and whether these restructurings often result in more permanent or longer-term restructurings being made in the future; and
- Whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If included in the SFAS 5 analysis, whether a materially different amount would have resulted if included in the SFAS 114 analysis.

Item 11 – Quantitative and Qualitative Disclosures about Credit, Market and Other Risk, page 142

Credit Risk Management, page 144

Borrower Rating, page 145

5.   We note that you classify your borrower ratings into 15 grades based on evaluations of their expected debt-service capability over the next three to five years. Please tell us the assumptions made when determining such capability and the primary data reviewed to determine these classifications.

6.   Please provide us, and disclose in future filings, examples of your borrower ratings as some of these definitions of these ratings appear to be confusingly similar. For example, it is unclear of the difference between, borrower rating 1-2, defined as a borrower

capacity to meet financial obligations deem high and stable and rating 1-3, defined as a borrower capacity to meet financial obligations deemed free of problems. Additionally, please clarify whether there is any correlation between your internal risk grading and the risk classification system used by your primary bank regulators.

Item 15 – Controls and Procedures, page 161

7.   We note your disclosure that management has concluded that MUFG maintained effective internal control over financial reporting as of March 31, 2010. We also note your disclosure that during the period covered by the Annual Report, there has not been any change in your internal control over financial reporting that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. Please tell us in more detail how you concluded that the restatement discussed in Note 35 to your consolidated financial statements, which appears to relate to improper elimination entries and improper intercompany activities which could be control related did not impact your conclusion that your internal controls were properly operating as of March 31, 2010, or at a minimum did not require any material changes be made to your internal control over financial reporting during the year covered by the Annual Report. As part of your response, please tell us how, and who, identified the errors which required restatement.

Selected Financial Data, page A-1

III.Loan Portfolio, page A-8

Nonaccrual, Past Due and Restructured Loans, page A-10

8.   Pursuant to Guide 3 Item III.C.2, please clarify, in future filings, whether you have any potential problem loans that were not disclosed as nonaccrual, past due and restructured, but where known information about possible credit problems of borrowers (which are not related to transfer risk inherent in cross-border lending activities) causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans pursuant to Item III.C.1.

Financial Statements and Notes

Consolidated Statements of Equity, page F-10

9.   We note your rollforward of noncontrolling interests on page F-12. Please explain in further detail the types of activities included within the line item "decrease in noncontrolling interests related to exclusion of subsidiaries from consolidation."

Note 1 – Basis of Financial Statements and Summary of Significant Accounting Policies, page F-15

Allowance for Credit Losses, page F-20

10.   We note your disclosure that the provision for credit losses, which is a charge against earnings, is added to bring the allowance to a level which, in management's opinion, is "adequate" to absorb probable losses inherent in the credit portfolio.   If true, please tell us and revise future filings to state that the allowance is at the amount that management believes to be the "appropriate" amount to absorb probable losses inherent in the credit portfolio.

Note 4 – Investment Securities, page F-36

11.   We note that you have ¥1,655,812 million of nonmarketable equity securities as of March 31, 2010, and that this balance has steadily increased from ¥513,975 at March 31, 2008, to ¥1,390,315 as of March 31, 2009 to ¥1,655,812 at March 31, 2010. We also note that you have recognized some impairment losses on these securities in each of the past three years, and that you did not estimate the fair value of some of the investments at the balance sheet dates as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. In light of the growing significance of this investment portfolio, please tell us and enhance your disclosures in future filings to address the following:

- Your disclosure indicates that you monitor the status of each investee periodically, including credit ratings and changes in your share of the net assets in the investees as compared to the time of investment. Tell us the typical industries in which these investments are made, whether the companies are located in Japan or elsewhere, how often credit ratings information is available given the equity investments are nonmarketable, and whether this is an area of expected continued growth.
- Tell us whether the impairments recognized on these nonmarketable equity securities are concentrated within a few companies or industries.
- Tell us the types of, and frequency of, information received from the entities for which you made the investment.
- Tell us more about the "commonly accepted valuation models" utilized for certain of these investments and tell us whether you backtest and validate the model as you sell off your investments.

Note 10 – Pledged Assets and Collateral, page F-58

12.   We note your disclosure that certain contracts may not be specific about the secured party's right to sell or repledge collateral, and that if you determine, based on available information, that a financial asset "might not be sold or repledged" you do not report those amounts separately in the consolidated balance sheets. You also state that as of

March 31, 2010, you pledged ¥19,370 billion of assets that "may not be sold or repledged" by the secured parties. Please tell us whether the ¥19,370 billion includes those situations where there is judgment and the secured party "might" not be able to sell or repledge the securities, or just the ones where you have determined for certainty based on the contracts that the secured party is not able to sell or repledge the securities.   To the extent the latter is true, please tell us the amount of the securities for which you have only determined the secured party "might" not be able to sell or repledge the securities. Please also tell us whether the contracts for which the terms are unclear about the secured party's rights to sell or repledge collateral are based in certain jurisdictions.

Note 17 – Preferred Stock, page F-76

13.   We note your disclosure on page F-80 of the terms of the Class 11 Preferred Stock, and the related reset provisions included within the Class 11 Preferred Stock agreements. Please tell us how you considered the guidance in ASC 815-40 in accounting for your Class 11 Preferred Stock.

Note 28 – Trading Account Profits and Losses, page F-116

14.   We note your tabular disclosure of trading account profits and losses by contract type and the significant fluctuations in the account from year to year. Please respond to the following and expand your disclosures in future filings to address the following:

- Tell us and expand your disclosures to provide further discussion of the types of instruments that generate the trading profits and losses by type of risk and how those instruments affect the financial statement line items. For example, discuss how interest rate contracts generate trading account profits and losses (changes in fair value which reflect X line item, and fee charged to customer, which affects X line item, etc).
- Describe the significant drivers of trading account profits and losses. For example, discuss how much of the revenue is driven by transaction fees (if classified here) versus changes in fair value of the instruments.
- Tell us in more detail how trading account profits and losses is generated by customer demand, the steps you take to fill the order, and how the associated revenue line items are affected. For example, if a customer requests a foreign exchange swap, discuss the types of fees charged for the transaction, and whether the trading account profits and losses you would recognize is the other side of the swap transaction that the customer requested.
- Clarify how "foreign exchange derivative contracts" reflected in Note 28 reconciles to "foreign exchange gains (losses) on the consolidated statements of operations.

Note 31 – Fair Value, page F-121

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page F-129

15. On page F-130, you have disclosed that you maintain an established process for determining the fair value of collateral (i.e., real estate) dependent loans, using various valuation techniques, including, but not limited to, discounted cash flow models. Please tell us the assumptions made when using this valuation technique and describe any alternative procedures performed to validate the amounts determined using the discounted cash flow approach.

16. To the extent you use external appraisals to determine the value of the underlying collateral and you have a significant amount of loans measured for impairment based on such value, consider also disclosing:

   - How and when updated third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;
   - Whether you make any adjustments to the appraisals and why;
   - Type of appraisal, such as "retail value" or "as is" value;
   - How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, consider disclosing whether the loans are returned to performing status or whether they remain as nonperforming;
   - Typical timing surrounding the recognition of loan as non-accrual and recording of any provision or charge-off;
   - Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and
   - How you determine the amount to charge-off.

Note 36 – Subsequent Events, page F-147

Securities Joint Ventures with Morgan Stanley, page F-147

17. We note that you hold a 49% voting interest and a 60% economic interest in Morgan Stanley MUFG Securities Co., Ltd. (MSMS) while Morgan Stanley holds the remaining 51% voting interest and 40% economic interest. According to Note 17 of the unaudited condensed consolidated financial statements filed in the Form 6-K on January 20, 2011, you have accounted your interest in MSMS under the equity method of accounting due to significant influence. Given that the voting rights are not proportional to the economic interest, tell us how you analyzed FASB ASC 810-10 to support your conclusion that MSMS should not be consolidated. Additionally, as part of your response, please tell us whether your conclusion has changed effective with your conclusion on April 21, 2011 to

account for Morgan Stanley as an equity-method affiliate given your conversion of the Morgan Stanley convertible preferred stock to common shares.

Form 6-K filed April 21, 2011

18.   We note your disclosure that Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd (MUMSS) posted a large loss in part of its fixed-income position trading business and has therefore decided to downsize a part of its fixed-income position trading business to minimize its risk position. Please respond to the following:

- Tell us whether you plan to cease all proprietary trading activities within MUMSS as a result of this large trading loss and decision to downsize part of this business, or whether your decision just relates to the fixed-income position trading business;
- Tell us whether the large trading loss resulted from any control or limit issues being exceeded; and
- Tell us in more detail how you believe the fixed-income trading loss resulted, particularly in light of the fact that the daily average value-at-risk (VAR) for interest rate risk for the period from April – September 2010 was ¥15.51 billion, as disclosed in your Form 6-K filed January 20, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3512 with any other questions.

Sincerely,

Stephanie Hunsaker
Senior Assistant Chief Accountant